Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that were filed on May 4, 2023 by PLDT Inc. (the “Company”) with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the following matters:

1.
Press release regarding the unaudited consolidated financial results of PLDT Inc. as at and for the three (3) months ended March 31, 2023;
2.
Appointment of director;
3.
Appointment and promotion of officers; and
4.
Cash dividend declaration on Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

Page 1 of NUMPAGES 46

May 4, 2023

THE PHILIPPINE STOCK EXCHANGE, INC.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge-Disclosure Department

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

PHILIPPINE DEALING & EXCHANGE CORPORATION

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-30 in connection with the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2023.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. VIctorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

Page 2 of NUMPAGES 46

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Page 3 of NUMPAGES 46

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Page 4 of NUMPAGES 46

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 4, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 5 of NUMPAGES 46

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT’s unaudited consolidated financial results for the three (3) months ended March 31, 2023.
Background/Description of the Disclosure

The highlights of PLDT’s unaudited consolidated financial results for the three (3) months ended March 31, 2023 are as follows:

1.
Q1 2023 TELCO CORE INCOME HITS ₱8.6B, UP 5%
2.
CONSOLIDATED SERVICE REVENUES RISE 2% TO ₱47.1B
3.
CONSOLIDATED EBITDA 2% HIGHER AT ₱26B – A NEW ALL-TIME QUARTER HIGH
4.
REPORTED NET INCOME AT ₱9B
5.
PLDT MAINTAINS 2023 CAPEX GUIDANCE AT ₱80-85B, Q1 CAPEX AT ₱19.3B
6.
DATA/BROADBAND NOW 82% OF SERVICE REVENUES, GREW 6% TO ₱38.5B
7.
HOME REVENUES ROSE 6%, FIBER-ONLY REVENUES UP 14% TO ₱12.8B
8.
ENTERPRISE REVENUES 5% HIGHER AT ₱11.8B BUOYED BY DATA/ICT
9.
WIRELESS INDIVIDUAL REVENUES STABLE YEAR-ON-YEAR DESPITE INDUSTRY CHALLENGES
10.
SMART IS FASTEST MOBILE NETWORK IN Q1 2023, PLDT ACHIEVES FIVE-PEAT AS FASTEST BROADBAND IN THE PHILIPPINES -OOKLA
11.
SMART LEADS INDUSTRY IN SIM REGISTRATION, VOWS TO INTENSIFY REGISTRATION EFFORTS FOLLOWING GOV’T EXTENSION
12.
MAYA: 1.8M BANK CUSTOMERS, ₱21B IN DEPOSITS AS OF END-MARCH 2023

Other Relevant Information
Please refer to attached press release for details.

Page 6 of NUMPAGES 46

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

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Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Page 8 of NUMPAGES 46

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 4, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

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11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 4, 2023, the Board approved the Company’s unaudited consolidated financial statements for three (3) months ended March 31, 2023, with the following highlights:

13.
Q1 2023 TELCO CORE INCOME HITS ₱8.6B, UP 5%

14.
CONSOLIDATED SERVICE REVENUES RISE 2% TO ₱47.1B

15.
CONSOLIDATED EBITDA 2% HIGHER AT ₱26B – A NEW ALL-TIME QUARTER HIGH

16.
REPORTED NET INCOME AT ₱9B

17.
PLDT MAINTAINS 2023 CAPEX GUIDANCE AT ₱80-85B, Q1 CAPEX AT ₱19.3B

18.
DATA/BROADBAND NOW 82% OF SERVICE REVENUES, GREW 6% TO ₱38.5B

19.
HOME REVENUES ROSE 6%, FIBER-ONLY REVENUES UP 14% TO ₱12.8B

20.
ENTERPRISE REVENUES 5% HIGHER AT ₱11.8B BUOYED BY DATA/ICT

21.
WIRELESS INDIVIDUAL REVENUES STABLE YEAR-ON-YEAR DESPITE INDUSTRY CHALLENGES

22.
SMART IS FASTEST MOBILE NETWORK IN Q1 2023, PLDT ACHIEVES FIVE-PEAT AS FASTEST BROADBAND IN THE PHILIPPINES -OOKLA

23.
SMART LEADS INDUSTRY IN SIM REGISTRATION, VOWS TO INTENSIFY REGISTRATION EFFORTS FOLLOWING GOV’T EXTENSION

24.
MAYA: 1.8M BANK CUSTOMERS, ₱21B IN DEPOSITS AS OF END-MARCH 2023

A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

May 4, 2023

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PLDT pressrelease

Q1 2023 TELCO CORE INCOME HITS ₱8.6B, UP 5% CONSOLIDATED SERVICE REVENUES RISE 2% TO ₱47.1B

CONSOLIDATED EBITDA 2% HIGHER AT ₱26B – A NEW ALL-TIME QUARTER HIGH

REPORTED NET INCOME AT ₱9B

PLDT MAINTAINS 2023 CAPEX GUIDANCE AT ₱80-85B Q1 CAPEX AT ₱19.3B

DATA/BROADBAND NOW 82% OF SERVICE REVENUES, GREW 6% TO ₱38.5B HOME REVENUES ROSE 6%

FIBER-ONLY REVENUES UP 14% TO ₱12.8B ENTERPRISE REVENUES 5% HIGHER AT ₱11.8B BUOYED BY DATA/ICT

WIRELESS INDIVIDUAL REVENUES STABLE YEAR-ON-YEAR DESPITE INDUSTRY CHALLENGES

SMART IS FASTEST MOBILE NETWORK IN Q1 2023, PLDT ACHIEVES FIVE- PEAT AS FASTEST BROADBAND IN THE PHILIPPINES -OOKLA

SMART LEADS INDUSTRY IN SIM REGISTRATION, VOWS TO INTENSIFY REGISTRATION EFFORTS FOLLOWING GOV’T EXTENSION

MAYA: 1.8M BANK CUSTOMERS, ₱21B IN DEPOSITS AS OF END-MARCH 2023

MANILA, Philippines 4th May 2023 – The Board of Directors of PLDT Inc. (PSE: TEL) (NYSE: PHI) (PLDT) today announced that Service Revenues (net of interconnect costs) grew by 2% or ₱1.1 billion to ₱47.1 billion in the first quarter of 2023, led by Home and Enterprise. Data and broadband, which grew by 6% or ₱2.2 billion to ₱38.5 billion, contributed 82% of consolidated service revenues.

“Because of soaring inflationary pressures, we must strive to attain cost-efficiency and operational excellence in order to provide leveled-up customer experiences while keeping our products and services affordable for our subscribers. We continue with our transformation initiatives to strengthen our core business as we plan for our growth strategies,” said Alfredo S. Panlilio, PLDT and Smart President and CEO.

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Driven by higher service revenues, consolidated EBITDA also grew 2% or ₱0.6. billion year-on-year to ₱26.0 billion in the first quarter, due to higher revenues partly offset by the increase in opex, excluding Manpower Rightsizing Program expenses of ₱1.5 billion. EBITDA margin was at 52% for the period. Consolidated EBITDA is trending to again exceed the ₱100-billion mark for 2023.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱8.6 billion, up 5% or ₱0.4 billion from the same period last year, mainly due to higher EBITDA and lower depreciation partly negated by the increase in financing costs. Reported Income was at ₱9.0 billion in the first quarter of 2023.

Consolidated Net Debt at the end of the first quarter of 2023 amounted to ₱220.7 billion while net-debt-to-EBITDA improved to 2.18x from 2.25x at the end of 2022. Gross Debt was at ₱247.7 billion, with maturities well spread out. Only 16% of Gross Debt is denominated in U. S. dollars and 5% is unhedged. PLDT credit ratings from Moody’s and S&P Global remained at investment grade.

Home: Growth continues albeit at slower pace post-pandemic

In the first quarter, Home’s fiber-only service revenues grew by 14%, or ₱1.6 billion to

₱12.8 billion. Fiber-only revenues accounted for 85% of total Home revenues of ₱15.0 billion, which were 6% or ₱0.8 billion higher compared with a year ago.

“We believe that there is still room to grow the home broadband business as the market remains underpenetrated, albeit unserved demand sits at the lower segments of the market which are more sensitive to inflation. This is where PLDT can leverage its unique competitive advantages of having strong brand equity in the market as well as the ability to offer a range of fixed and wireless products to address market affordability considerations,” said Jeremiah dela Cruz, FVP and head of PLDT Home.

PLDT Home’s fiber subscribers as of end-March 2023 stood at 3.0 million, with 81,000 fiber net additions for the first quarter, more than thrice that of the previous quarter’s due to lower churn and higher migrations.

As of end-March 2023, PLDT’s total number of fiber ports rose to 6.1 million covering around 17,900 barangays.

PLDT achieved a five-peat win at the Ookla Speedtest Awards 2022 - a first for the Philippines - after dominating the Ookla@ Speedtest Awards for five consecutive years as a result of the telco giant's aggressive network expansion initiatives.

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Enterprise: Data and ICT strong drivers of emerging revenue growth

The B2B arm of the PLDT Group increased revenues by 5%, or ₱0.5 billion, to reach

₱11.8 billion for the first quarter of 2023. This growth can be attributed to businesses' continued expansion and increased adoption of digital transformation initiatives in response to the rapidly changing business environment.

Corporate data grew 7% due to higher fiber, managed IT and i-Gate revenues.

The Fixed business segment of PLDT Enterprise exhibited steady growth driven by increased multi-industry demand for high-capacity data and next-generation services. PLDT Enterprise has also pivoted from a market-leading connectivity strategy to offering next-level solutions that are centered on Managed Services and SDWAN, enabling longer-term gains in serving the BFSI, Retail, and FMCG verticals, among others. The company's recent Cisco-Gold Certification, a first in the Philippine telco industry, further solidifies its commitment to innovation and delivering valuable solutions to businesses across industries.

In the Wireless business segment, PLDT Enterprise also achieved consistent growth in the solutions area. The "Internet of Possibilities" platform, the sole IoT connectivity management platform in the Philippines, has enabled the company to support a wider range of use cases, including asset management, vehicle tracking, telemetry, POS management, smart elevators, and other applications.

ePLDT, the ICT subsidiary of PLDT, posted robust double-digit revenue growth of 14%, driven by the consistent performance of its data center segment and the increased business in the Multi-Cloud space. This growth has cemented PLDT Enterprise's position as a trusted digital transformation partner for businesses.

ePLDT’s expansion was strengthened by its leadership in the local data center industry with increased capacity in Vitro Makati 2 and Santa Rosa’s plan to go live in the first quarter of 2024. Looking forward, ePLDT is setting its sights on expanding its managed service offerings integrated with cybersecurity solutions and cloud business in Southeast Asia.

PLDT Enterprise also announced the latest addition to its roster, Multisys Corporation, an affiliate of PLDT. Established in 2010, Multisys offers a wide range of end-to-end digital productivity applications, copyrighted platforms, and transformative solutions that cater to the demands of businesses, small to medium-sized enterprises, and government agencies. “We are very proud to support Multisys,” said Mitch Locsin, FVP and Head of PLDT Enterprise. “The addition of the Multisys suite of services completes and complements our digital transformation product portfolio.”

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Individual Wireless: Positive trends for mobile data business amidst industry pressures

PLDT’s Individual Wireless segment posted revenues of ₱19.8 billion in the first quarter of 2023, showing stable revenues year-on-year despite the impact of SIM registration, continued high inflation and the seasonal dip in consumer spending after the Christmas holidays.

Mobile data revenues grew by 4% to ₱17.0 billion as data usage per subscriber and data traffic continued to register year-on-year increases. In the first quarter, mobile data traffic rose 18% to 1,191 Petabytes, demonstrating improving year-on-year trends and helping arrest the decline of revenues compared to the same period last year. Active data users were estimated at around 39 million, while average monthly mobile data usage per subscriber grew by 15% to 10.6 GB in the first quarter of 2023 from 9.2 GB for the full year 2022.

The first quarter also saw further strengthening of the Smart brand, with both Smart Prepaid and Smart Postpaid revenues in the first three months of 2023 higher than the same period in 2022.

Meanwhile, TNT’s prepaid business has also shown improving trends, even as its subscribers are more impacted by SIM registration and inflation.

“These results were bolstered by the launch of Smart’s “Live More Today” brand campaign, which helped deliver Smart’s stronger brand promise, connect Smart with the target market and differentiate it from competitors. Smart Live events, such as the Harry Styles concert, also enabled Smart to connect with its subscribers among Gen Z,” said Francis E. Flores, SVP and Head of Consumer Business Group - Individual.

Demonstrating its continued dominance, Smart’s wireless network has once again been recognized for delivering the country’s fastest download speeds by Ookla during the first quarter of 2023. This comes in the wake of Smart’s citation as the Philippines’ Best Mobile Network for Q1-Q2 and Q3-Q4 2022. To earn these citations, a mobile operator must lead in two crucial Ookla Speedtest AwardsTM categories, namely Fastest Mobile Network and Best Mobile Coverage, for the same periods.

After months of mounting its SIM registration campaign across various channels, which included a dedicated SIM registration portal and nationwide on-ground initiatives to assist subscribers in registering their SIMs, Smart remains to be the leader in SIM registration, with 67% of its subscribers already registered as of May 1.

Smart is intensifying its SIM Registration efforts via multiple platforms following the government’s announcement of the extension of the SIM Registration period for 90 more days.

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Network: Extensive fixed network reach, expansive wireless network

The PLDT Group has further expanded its total fiber footprint to over 1.1 million kilometers, consisting of over 231,000 kilometers of international fiber and over 874,000 kilometers of domestic fiber as of end-March 2023. Homes passed reached around 17.2 million homes in 42% of the country’s barangays.

PLDT’s fiber infrastructure supports Smart’s approximately 76,500 base stations, including more than 7,200 5G base stations and about 38,800 4G/LTE base stations deployed nationwide. Under an on-going network optimization program, existing 5G base stations are being repurposed to 4G/LTE based on analysis of 5G traffic for better customer experience and to realize operational, capex and spectrum efficiencies. Smart’s network covers 97% of the population with 2G, 3G, 4G/LTE, and 5G.

“‘You may notice that there appears to be minimal movement in the network statistics from the end of 2022. This was a natural consequence of the deep-dive review of internal processes related to capex. We have started to re-accelerate our network roll-out taking into consideration the recommendations to improve our project monitoring and related processes,” said Eric Santiago, FVP and Network head.

Tower deals: Aiming for an asset-light balance sheet and continuing support for government’s digitalization aspirations

In line with our aim for an asset-light balance sheet and in support of the Government’s Common Tower Policy, the PLDT Group signed agreements for the sale and leaseback of a portfolio of 1,012 towers in March 2023 for a total consideration of ₱12.1 billion, which is awaiting review and clearance from the Philippine Competition Commission (PCC).

This follows the announcement of a sale and leaseback transaction covering 5,907 towers in April 2022 and 650 towers in December 2022. Of the former transaction, PLDT closed 382 towers for approximately ₱5.2 billion in the first quarter of 2023 with another portfolio of 135 towers concluded on April 18 for ₱1.9 billion. To-date, PLDT has transferred 5,182 or 88% of the 5,907 towers for a total consideration of ₱67.6 billion.

Insofar as the 650 tower transaction is concerned, PCC approval has been obtained, and PLDT expects to transfer additional towers over the next few months as closing conditions are met, with all transfers expected to be completed in 2023.

Sky Broadband Acquisition

Meanwhile, on March 30, 2023, PLDT filed its notice with the PCC regarding the intended purchase of Sky Cable Corporation's broadband business. While awaiting the outcome

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of the PCC’s Phase 1 review, technical, legal, labor, financial and tax due diligence are underway.

Maya: Revolutionizing financial services with next-gen digital banking

Maya has redefined the financial services landscape by offering the most advanced digital financial products in the Philippine market. It is the only fintech serving all consumers and enterprise segments with the country’s top-rated consumer finance app, leading enterprise payment processing business, and the #1 digital bank.

Maya's consumer app integrates payments, savings, credit, and cryptocurrency in a secure and seamless experience. Its comprehensive approach drives higher customer engagement, with savings and credit users transacting up to three times more than payment-only users, resulting in a loyal user base and increased wallet share. Maya attracted 1.8 million bank customers with ₱21 billion in deposits as of end-March 2023. Loans disbursements reached ₱6 billion in 8 months while in by-invite access mode.

On the enterprise side, Maya Business offers integrated payment solutions and embedded banking as the preferred growth partner of the Philippines' largest e- commerce platforms, everyday merchants, government, and micro, small, and medium- sized enterprises (MSMEs). Maya is driving the QR PH acceptability in the country and is the dominant acquirer of the national QR standard.

In under a year, Maya gained global recognition for setting a new standard for fintech in the Philippines and Southeast Asia. Forbes included it in its 2023 World's Best Banks, and LinkedIn recognized it as one of the Top Companies in the Philippines for workplace quality.

Sustainability: Working to attain ESG leadership in the region

PLDT Group forged ahead in its sustainability journey in the first quarter of 2023, making great strides in its Environmental, Social and Governance (ESG) initiatives. Sustainability continues to be embedded in PLDT’s business and remains a key pillar to its overall transformation.

PLDT and Smart have secured several international certifications for their resilient network facilities, boosting the Group's capability to deliver services amid disruption.

Reinforcing the Group’s Business Continuity (BC) program, which covers disaster preparedness and response, risk and impact mitigation and service recovery and restoration plans, PLDT and Smart received a total of 22 Certifications for Business Continuity Management System (ISO 22301:2019).

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ePLDT’s VITRO Data Centers in Clark, Makati, Pasig and Cebu have also obtained the ISO 50001:2019 Energy Management System, validating the Group’s compliance to international standards of efficient energy management to reduce its energy consumption and greenhouse gas emissions.

The Group has also continued empowering communities and its own employees.

As one of the founding members under the Digital Infrastructure group of the Government-mandated Private Sector Advisory Council (PSAC) formed in 2022, PLDT supports PSAC’s GoDigital Pilipinas (GDP), which aims to expand access to digital technologies and to narrow the digital divide by promoting digital literacy and building a sustainable digital ecosystem.

Collaborating with government for capacity building, PLDT and Smart continued to share their best practices on cybersecurity with several government agencies, including the National Bureau of Investigation, Department of Social Welfare and Development, and Commission on Elections.

PLDT and Smart were also tapped as exclusive telco partners of the SCROL Project (Safety For Children and Their Rights Online) by Terre des Hommes Netherlands in Asia, an organization that provides assistance to children, and Bidlisiw Foundation Inc. – Philippines, a Cebu-based social development agency that aids urban poor families, in their efforts to combat Sexual Exploitation of Children (SEC). SCROL will debut in Cebu in partnership with LGUs of Bantayan and Santa Fe.

Championing diversity and inclusion, PLDT is also collaborating with Maya in pushing for financial inclusion, financial security and alignment of sustainability efforts. In addition, the Group supports over 200 farmers nationwide, including women farmers.

The Group continues to support the protection of Natural Capital leveraging the use of communications technology. In partnership with the Department of Environment and Natural Resources (DENR), Ericsson and PLDT Enterprise’s M2M solution enables real- time monitoring and bird identification at the mangrove forests of Sasmuan. Meanwhile, the research partnership among PLDT, Smart, the National University of Singapore and the DENR for carbon stock re-measurement and reassessment in the Caimpugan Peatlands in Agusan del Sur could help towards the establishment a national carbon register that will enable carbon measurement and trading in the country.

Outlook

“The Capex Overrun issues have largely been resolved; it is time in 2023 for PLDT to face forward, and move on. We should now channel our energies towards keeping the PLDT Group well-positioned for growth amidst this challenging macro-economic environment,” said PLDT Chairman Manuel V. Pangilinan. “As inflation pressures

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continue to bear down upon our consumers, we continue to improve our operations and find ways to be cost-efficient in order to keep our products and services relevant and affordable for our customers, while staying profitable,” he added.

Pangilinan says the first quarter results are a demonstration of the resilience of the Company and its people, reiterating PLDT’s ambition to reinvent itself by 2025 as industry thought leader, employer of choice of Filipinos, and a responsible corporate citizen.

“As we approach our 100th year, we forge ahead in pursuit of our greater dreams: Enabling every Filipino, bringing families and communities together, and being a Company that our countrymen can rely on. We look to the future with undiluted hope,” he said.

X X X

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PLDT Consolidated
First Quarter
(Php in mn)	2023	2022 (a)	% Change
Total revenues	52,362	49,825	5%
Service revenues (b)	49,726	47,651	4%
Expenses (c)	39,698	41,693	(5%)
EBITDA, exMRP	26,022	25,458	2%
EBITDA Margin	52%	53%
Income before Income Tax	12,222	11,927	2%
Provision for Income Tax	3,148	2,753	14%
Net Income - Attributable to Equity Holders of PLDT	9,015	9,079	(1%)
Telco Core Income (d)	8,640	8,223	5%

(a) Certain amounts for the three months ended March 31, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries

(b) Service Revenues, gross of interconnection costs

Service Revenues, gross of interconnection costs	49,726	47,651	4%
Interconnection costs	2,619	1,596	64%
Service Revenues, net of interconnection costs	47,107	46,055	2%

(c) Expenses include Interconnection Costs and MRP expenses

(d) Net income as adjusted for the of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

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PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2023 and December 31, 2022 (in million pesos)

March 31,			December 31,
2023 2022
		(Unaudited)	(Audited)
Noncurrent Assets	ASSETS
Property and equipment		301,712	292,745
Right-of-use assets		26,983	28,863
Investments in associates and joint ventures		50,842	51,546
Financial assets at fair value through profit or loss		441	432
Debt instruments at amortized cost – net of current portion		395	596
Investment properties		1,010	1,015
Goodwill and intangible assets		64,499	64,549
Deferred income tax assets – net		15,938	17,636
Derivative financial assets – net of current portion		55	81
Prepayments – net of current portion		68,736	81,053
Contract assets – net of current portion		628	662
Other financial assets – net of current portion		3,614	3,489
Other non-financial assets – net of current portion		161	166
Total Noncurrent Assets		535,014	542,833
Current Assets
Cash and cash equivalents		26,086	25,211
Short-term investments		262	383
Trade and other receivables		24,601	26,255
Inventories and supplies		4,162	3,568
Current portion of contract assets		2,148	1,571
Current portion of derivative financial assets		12	—
Current portion of debt instruments at amortized cost		200	—
Current portion of prepayments		15,217	14,696
Current portion of other financial assets		194	206
Current portion of other non-financial assets		315	668
		73,197	72,558
Assets classified as held-for-sale		8,448	8,771
Total Current Assets		81,645	81,329
TOTAL ASSETS		616,659	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	15,052	18,799
Other comprehensive loss	(35,688)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	104,774	108,727
Noncontrolling interests	5,203	5,234
TOTAL EQUITY	109,977	113,961

Page 20 of NUMPAGES 46

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2023 and December 31, 2022 (in million pesos)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	214,619	217,288
Lease liabilities – net of current portion	28,285	31,958
Deferred income tax liabilities – net	172	204
Derivative financial liabilities – net of current portion	222	190
Customers’ deposits	2,325	2,313
Pension and other employee benefits	2,081	1,745
Deferred credits and other noncurrent liabilities	9,423	9,501
Total Noncurrent Liabilities	257,127	263,199
Current Liabilities
Accounts payable	91,283	105,187
Accrued expenses and other current liabilities	94,552	93,545
Current portion of interest-bearing financial liabilities	30,850	32,292
Current portion of lease liabilities	12,462	10,477
Dividends payable	14,558	1,821
Current portion of derivative financial liabilities	610	960
Income tax payable	1,670	982
	245,985	245,264
Liabilities associated with assets classified as held-for-sale	3,570	1,738
Total Current Liabilities	249,555	247,002
TOTAL LIABILITIES	506,682	510,201
TOTAL EQUITY AND LIABILITIES	616,659	624,162

Page 21 of NUMPAGES 46

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	2023	2022(1)
(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	49,726	47,651
Non-service revenues	2,636	2,174
	52,362	49,825
EXPENSES
Selling, general and administrative expenses	20,251	23,359
Depreciation and amortization	11,679	12,543
Cost of sales and services	4,047	3,119
Asset impairment	1,102	1,076
Interconnection costs	2,619	1,596
	39,698	41,693
	12,664	8,132

OTHER INCOME (EXPENSES) – NET	(442)	3,795
INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	12,222	11,927

PROVISION FOR INCOME TAX	3,148	2,753
NET INCOME FROM CONTINUING OPERATIONS	9,074	9,174
NET LOSS FROM DISCONTINUED OPERATIONS	(25)	(20
NET INCOME	9,049	9,154
ATTRIBUTABLE TO:
Equity holders of PLDT	9,015	9,079
Noncontrolling interests	34	75
	9,049	9,154
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	41.66	41.95
Diluted	41.66	41.95
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	41.77	42.04

Page 22 of NUMPAGES 46

Diluted	41.77	42.04

)

(1) Certain amounts for the three months ended March 31, 2022 were adjusted to reflect the loss of control of PLDT Global One Aviation Company, Inc. effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.

Page 23 of NUMPAGES 46

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Page 24 of NUMPAGES 46

May 4, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2023.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

Page 1 of NUMPAGES 46

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Page 2 of NUMPAGES 46

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 4, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

Page 3 of NUMPAGES 46

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Unaudited consolidated financial results for the three (3) months ended March 31, 2023
Background/Description of the Disclosure
Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2023
Other Relevant Information
Please refer to attached press release.

Page 4 of NUMPAGES 46

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Page 5 of NUMPAGES 46

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 4, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Page 6 of NUMPAGES 46

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 4, 2023, the Board approved the Company’s unaudited consolidated financial statements for the three (3) months ended March 31, 2023. A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

May 4, 2023

Page 7 of NUMPAGES 46

PLDT pressrelease

Q1 2023 TELCO CORE INCOME HITS ₱8.6B, UP 5% CONSOLIDATED SERVICE REVENUES RISE 2% TO ₱47.1B

CONSOLIDATED EBITDA 2% HIGHER AT ₱26B – A NEW ALL-TIME QUARTER HIGH

REPORTED NET INCOME AT ₱9B

PLDT MAINTAINS 2023 CAPEX GUIDANCE AT ₱80-85B Q1 CAPEX AT ₱19.3B

DATA/BROADBAND NOW 82% OF SERVICE REVENUES, GREW 6% TO ₱38.5B HOME REVENUES ROSE 6%

FIBER-ONLY REVENUES UP 14% TO ₱12.8B ENTERPRISE REVENUES 5% HIGHER AT ₱11.8B BUOYED BY DATA/ICT

WIRELESS INDIVIDUAL REVENUES STABLE YEAR-ON-YEAR DESPITE INDUSTRY CHALLENGES

SMART IS FASTEST MOBILE NETWORK IN Q1 2023, PLDT ACHIEVES FIVE- PEAT AS FASTEST BROADBAND IN THE PHILIPPINES -OOKLA

SMART LEADS INDUSTRY IN SIM REGISTRATION, VOWS TO INTENSIFY REGISTRATION EFFORTS FOLLOWING GOV’T EXTENSION

MAYA: 1.8M BANK CUSTOMERS, ₱21B IN DEPOSITS AS OF END-MARCH 2023

MANILA, Philippines 4th May 2023 – The Board of Directors of PLDT Inc. (PSE: TEL) (NYSE: PHI) (PLDT) today announced that Service Revenues (net of interconnect costs) grew by 2% or ₱1.1 billion to ₱47.1 billion in the first quarter of 2023, led by Home and Enterprise. Data and broadband, which grew by 6% or ₱2.2 billion to ₱38.5 billion, contributed 82% of consolidated service revenues.

“Because of soaring inflationary pressures, we must strive to attain cost-efficiency and operational excellence in order to provide leveled-up customer experiences while keeping our products and services affordable for our subscribers. We continue with our transformation initiatives to strengthen our core business as we plan for our growth strategies,” said Alfredo S. Panlilio, PLDT and Smart President and CEO.

Page 8 of NUMPAGES 46

Page 9 of NUMPAGES 46

Driven by higher service revenues, consolidated EBITDA also grew 2% or ₱0.6. billion year-on-year to ₱26.0 billion in the first quarter, due to higher revenues partly offset by the increase in opex, excluding Manpower Rightsizing Program expenses of ₱1.5 billion. EBITDA margin was at 52% for the period. Consolidated EBITDA is trending to again exceed the ₱100-billion mark for 2023.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱8.6 billion, up 5% or ₱0.4 billion from the same period last year, mainly due to higher EBITDA and lower depreciation partly negated by the increase in financing costs. Reported Income was at ₱9.0 billion in the first quarter of 2023.

Consolidated Net Debt at the end of the first quarter of 2023 amounted to ₱220.7 billion while net-debt-to-EBITDA improved to 2.18x from 2.25x at the end of 2022. Gross Debt was at ₱247.7 billion, with maturities well spread out. Only 16% of Gross Debt is denominated in U. S. dollars and 5% is unhedged. PLDT credit ratings from Moody’s and S&P Global remained at investment grade.

Home: Growth continues albeit at slower pace post-pandemic

In the first quarter, Home’s fiber-only service revenues grew by 14%, or ₱1.6 billion to

₱12.8 billion. Fiber-only revenues accounted for 85% of total Home revenues of ₱15.0 billion, which were 6% or ₱0.8 billion higher compared with a year ago.

“We believe that there is still room to grow the home broadband business as the market remains underpenetrated, albeit unserved demand sits at the lower segments of the market which are more sensitive to inflation. This is where PLDT can leverage its unique competitive advantages of having strong brand equity in the market as well as the ability to offer a range of fixed and wireless products to address market affordability considerations,” said Jeremiah dela Cruz, FVP and head of PLDT Home.

PLDT Home’s fiber subscribers as of end-March 2023 stood at 3.0 million, with 81,000 fiber net additions for the first quarter, more than thrice that of the previous quarter’s due to lower churn and higher migrations.

As of end-March 2023, PLDT’s total number of fiber ports rose to 6.1 million covering around 17,900 barangays.

PLDT achieved a five-peat win at the Ookla Speedtest Awards 2022 - a first for the Philippines - after dominating the Ookla@ Speedtest Awards for five consecutive years as a result of the telco giant's aggressive network expansion initiatives.

Page 10 of NUMPAGES 46

Enterprise: Data and ICT strong drivers of emerging revenue growth

The B2B arm of the PLDT Group increased revenues by 5%, or ₱0.5 billion, to reach

₱11.8 billion for the first quarter of 2023. This growth can be attributed to businesses' continued expansion and increased adoption of digital transformation initiatives in response to the rapidly changing business environment.

Corporate data grew 7% due to higher fiber, managed IT and i-Gate revenues.

The Fixed business segment of PLDT Enterprise exhibited steady growth driven by increased multi-industry demand for high-capacity data and next-generation services. PLDT Enterprise has also pivoted from a market-leading connectivity strategy to offering next-level solutions that are centered on Managed Services and SDWAN, enabling longer-term gains in serving the BFSI, Retail, and FMCG verticals, among others. The company's recent Cisco-Gold Certification, a first in the Philippine telco industry, further solidifies its commitment to innovation and delivering valuable solutions to businesses across industries.

In the Wireless business segment, PLDT Enterprise also achieved consistent growth in the solutions area. The "Internet of Possibilities" platform, the sole IoT connectivity management platform in the Philippines, has enabled the company to support a wider range of use cases, including asset management, vehicle tracking, telemetry, POS management, smart elevators, and other applications.

ePLDT, the ICT subsidiary of PLDT, posted robust double-digit revenue growth of 14%, driven by the consistent performance of its data center segment and the increased business in the Multi-Cloud space. This growth has cemented PLDT Enterprise's position as a trusted digital transformation partner for businesses.

ePLDT’s expansion was strengthened by its leadership in the local data center industry with increased capacity in Vitro Makati 2 and Santa Rosa’s plan to go live in the first quarter of 2024. Looking forward, ePLDT is setting its sights on expanding its managed service offerings integrated with cybersecurity solutions and cloud business in Southeast Asia.

PLDT Enterprise also announced the latest addition to its roster, Multisys Corporation, an affiliate of PLDT. Established in 2010, Multisys offers a wide range of end-to-end digital productivity applications, copyrighted platforms, and transformative solutions that cater to the demands of businesses, small to medium-sized enterprises, and government agencies. “We are very proud to support Multisys,” said Mitch Locsin, FVP and Head of PLDT Enterprise. “The addition of the Multisys suite of services completes and complements our digital transformation product portfolio.”

Page 11 of NUMPAGES 46

Individual Wireless: Positive trends for mobile data business amidst industry pressures

PLDT’s Individual Wireless segment posted revenues of ₱19.8 billion in the first quarter of 2023, showing stable revenues year-on-year despite the impact of SIM registration, continued high inflation and the seasonal dip in consumer spending after the Christmas holidays.

Mobile data revenues grew by 4% to ₱17.0 billion as data usage per subscriber and data traffic continued to register year-on-year increases. In the first quarter, mobile data traffic rose 18% to 1,191 Petabytes, demonstrating improving year-on-year trends and helping arrest the decline of revenues compared to the same period last year. Active data users were estimated at around 39 million, while average monthly mobile data usage per subscriber grew by 15% to 10.6 GB in the first quarter of 2023 from 9.2 GB for the full year 2022.

The first quarter also saw further strengthening of the Smart brand, with both Smart Prepaid and Smart Postpaid revenues in the first three months of 2023 higher than the same period in 2022.

Meanwhile, TNT’s prepaid business has also shown improving trends, even as its subscribers are more impacted by SIM registration and inflation.

“These results were bolstered by the launch of Smart’s “Live More Today” brand campaign, which helped deliver Smart’s stronger brand promise, connect Smart with the target market and differentiate it from competitors. Smart Live events, such as the Harry Styles concert, also enabled Smart to connect with its subscribers among Gen Z,” said Francis E. Flores, SVP and Head of Consumer Business Group - Individual.

Demonstrating its continued dominance, Smart’s wireless network has once again been recognized for delivering the country’s fastest download speeds by Ookla during the first quarter of 2023. This comes in the wake of Smart’s citation as the Philippines’ Best Mobile Network for Q1-Q2 and Q3-Q4 2022. To earn these citations, a mobile operator must lead in two crucial Ookla Speedtest AwardsTM categories, namely Fastest Mobile Network and Best Mobile Coverage, for the same periods.

After months of mounting its SIM registration campaign across various channels, which included a dedicated SIM registration portal and nationwide on-ground initiatives to assist subscribers in registering their SIMs, Smart remains to be the leader in SIM registration, with 67% of its subscribers already registered as of May 1.

Smart is intensifying its SIM Registration efforts via multiple platforms following the government’s announcement of the extension of the SIM Registration period for 90 more days.

Page 12 of NUMPAGES 46

Network: Extensive fixed network reach, expansive wireless network

The PLDT Group has further expanded its total fiber footprint to over 1.1 million kilometers, consisting of over 231,000 kilometers of international fiber and over 874,000 kilometers of domestic fiber as of end-March 2023. Homes passed reached around 17.2 million homes in 42% of the country’s barangays.

PLDT’s fiber infrastructure supports Smart’s approximately 76,500 base stations, including more than 7,200 5G base stations and about 38,800 4G/LTE base stations deployed nationwide. Under an on-going network optimization program, existing 5G base stations are being repurposed to 4G/LTE based on analysis of 5G traffic for better customer experience and to realize operational, capex and spectrum efficiencies. Smart’s network covers 97% of the population with 2G, 3G, 4G/LTE, and 5G.

“‘You may notice that there appears to be minimal movement in the network statistics from the end of 2022. This was a natural consequence of the deep-dive review of internal processes related to capex. We have started to re-accelerate our network roll-out taking into consideration the recommendations to improve our project monitoring and related processes,” said Eric Santiago, FVP and Network head.

Tower deals: Aiming for an asset-light balance sheet and continuing support for government’s digitalization aspirations

In line with our aim for an asset-light balance sheet and in support of the Government’s Common Tower Policy, the PLDT Group signed agreements for the sale and leaseback of a portfolio of 1,012 towers in March 2023 for a total consideration of ₱12.1 billion, which is awaiting review and clearance from the Philippine Competition Commission (PCC).

This follows the announcement of a sale and leaseback transaction covering 5,907 towers in April 2022 and 650 towers in December 2022. Of the former transaction, PLDT closed 382 towers for approximately ₱5.2 billion in the first quarter of 2023 with another portfolio of 135 towers concluded on April 18 for ₱1.9 billion. To-date, PLDT has transferred 5,182 or 88% of the 5,907 towers for a total consideration of ₱67.6 billion.

Insofar as the 650 tower transaction is concerned, PCC approval has been obtained, and PLDT expects to transfer additional towers over the next few months as closing conditions are met, with all transfers expected to be completed in 2023.

Sky Broadband Acquisition

Meanwhile, on March 30, 2023, PLDT filed its notice with the PCC regarding the intended purchase of Sky Cable Corporation's broadband business. While awaiting the outcome

Page 13 of NUMPAGES 46

of the PCC’s Phase 1 review, technical, legal, labor, financial and tax due diligence are underway.

Maya: Revolutionizing financial services with next-gen digital banking

Maya has redefined the financial services landscape by offering the most advanced digital financial products in the Philippine market. It is the only fintech serving all consumers and enterprise segments with the country’s top-rated consumer finance app, leading enterprise payment processing business, and the #1 digital bank.

Maya's consumer app integrates payments, savings, credit, and cryptocurrency in a secure and seamless experience. Its comprehensive approach drives higher customer engagement, with savings and credit users transacting up to three times more than payment-only users, resulting in a loyal user base and increased wallet share. Maya attracted 1.8 million bank customers with ₱21 billion in deposits as of end-March 2023. Loans disbursements reached ₱6 billion in 8 months while in by-invite access mode.

On the enterprise side, Maya Business offers integrated payment solutions and embedded banking as the preferred growth partner of the Philippines' largest e- commerce platforms, everyday merchants, government, and micro, small, and medium- sized enterprises (MSMEs). Maya is driving the QR PH acceptability in the country and is the dominant acquirer of the national QR standard.

In under a year, Maya gained global recognition for setting a new standard for fintech in the Philippines and Southeast Asia. Forbes included it in its 2023 World's Best Banks, and LinkedIn recognized it as one of the Top Companies in the Philippines for workplace quality.

Sustainability: Working to attain ESG leadership in the region

PLDT Group forged ahead in its sustainability journey in the first quarter of 2023, making great strides in its Environmental, Social and Governance (ESG) initiatives. Sustainability continues to be embedded in PLDT’s business and remains a key pillar to its overall transformation.

PLDT and Smart have secured several international certifications for their resilient network facilities, boosting the Group's capability to deliver services amid disruption.

Reinforcing the Group’s Business Continuity (BC) program, which covers disaster preparedness and response, risk and impact mitigation and service recovery and restoration plans, PLDT and Smart received a total of 22 Certifications for Business Continuity Management System (ISO 22301:2019).

Page 14 of NUMPAGES 46

ePLDT’s VITRO Data Centers in Clark, Makati, Pasig and Cebu have also obtained the ISO 50001:2019 Energy Management System, validating the Group’s compliance to international standards of efficient energy management to reduce its energy consumption and greenhouse gas emissions.

The Group has also continued empowering communities and its own employees.

As one of the founding members under the Digital Infrastructure group of the Government-mandated Private Sector Advisory Council (PSAC) formed in 2022, PLDT supports PSAC’s GoDigital Pilipinas (GDP), which aims to expand access to digital technologies and to narrow the digital divide by promoting digital literacy and building a sustainable digital ecosystem.

Collaborating with government for capacity building, PLDT and Smart continued to share their best practices on cybersecurity with several government agencies, including the National Bureau of Investigation, Department of Social Welfare and Development, and Commission on Elections.

PLDT and Smart were also tapped as exclusive telco partners of the SCROL Project (Safety For Children and Their Rights Online) by Terre des Hommes Netherlands in Asia, an organization that provides assistance to children, and Bidlisiw Foundation Inc. – Philippines, a Cebu-based social development agency that aids urban poor families, in their efforts to combat Sexual Exploitation of Children (SEC). SCROL will debut in Cebu in partnership with LGUs of Bantayan and Santa Fe.

Championing diversity and inclusion, PLDT is also collaborating with Maya in pushing for financial inclusion, financial security and alignment of sustainability efforts. In addition, the Group supports over 200 farmers nationwide, including women farmers.

The Group continues to support the protection of Natural Capital leveraging the use of communications technology. In partnership with the Department of Environment and Natural Resources (DENR), Ericsson and PLDT Enterprise’s M2M solution enables real- time monitoring and bird identification at the mangrove forests of Sasmuan. Meanwhile, the research partnership among PLDT, Smart, the National University of Singapore and the DENR for carbon stock re-measurement and reassessment in the Caimpugan Peatlands in Agusan del Sur could help towards the establishment a national carbon register that will enable carbon measurement and trading in the country.

Outlook

“The Capex Overrun issues have largely been resolved; it is time in 2023 for PLDT to face forward, and move on. We should now channel our energies towards keeping the PLDT Group well-positioned for growth amidst this challenging macro-economic environment,” said PLDT Chairman Manuel V. Pangilinan. “As inflation pressures

Page 15 of NUMPAGES 46

continue to bear down upon our consumers, we continue to improve our operations and find ways to be cost-efficient in order to keep our products and services relevant and affordable for our customers, while staying profitable,” he added.

Pangilinan says the first quarter results are a demonstration of the resilience of the Company and its people, reiterating PLDT’s ambition to reinvent itself by 2025 as industry thought leader, employer of choice of Filipinos, and a responsible corporate citizen.

“As we approach our 100th year, we forge ahead in pursuit of our greater dreams: Enabling every Filipino, bringing families and communities together, and being a Company that our countrymen can rely on. We look to the future with undiluted hope,” he said.

X X X

Page 16 of NUMPAGES 46

PLDT Consolidated
First Quarter
(Php in mn)	2023	2022 (a)	% Change
Total revenues	52,362	49,825	5%
Service revenues (b)	49,726	47,651	4%
Expenses (c)	39,698	41,693	(5%)
EBITDA, exMRP	26,022	25,458	2%
EBITDA Margin	52%	53%
Income before Income Tax	12,222	11,927	2%
Provision for Income Tax	3,148	2,753	14%
Net Income - Attributable to Equity Holders of PLDT	9,015	9,079	(1%)
Telco Core Income (d)	8,640	8,223	5%

(a) Certain amounts for the three months ended March 31, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries

(b) Service Revenues, gross of interconnection costs

Service Revenues, gross of interconnection costs	49,726	47,651	4%
Interconnection costs	2,619	1,596	64%
Service Revenues, net of interconnection costs	47,107	46,055	2%

(c) Expenses include Interconnection Costs and MRP expenses

(d) Net income as adjusted for the of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

Page 17 of NUMPAGES 46

PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2023 and December 31, 2022 (in million pesos)

March 31,			December 31,
2023 2022
		(Unaudited)	(Audited)
Noncurrent Assets	ASSETS
Property and equipment		301,712	292,745
Right-of-use assets		26,983	28,863
Investments in associates and joint ventures		50,842	51,546
Financial assets at fair value through profit or loss		441	432
Debt instruments at amortized cost – net of current portion		395	596
Investment properties		1,010	1,015
Goodwill and intangible assets		64,499	64,549
Deferred income tax assets – net		15,938	17,636
Derivative financial assets – net of current portion		55	81
Prepayments – net of current portion		68,736	81,053
Contract assets – net of current portion		628	662
Other financial assets – net of current portion		3,614	3,489
Other non-financial assets – net of current portion		161	166
Total Noncurrent Assets		535,014	542,833
Current Assets
Cash and cash equivalents		26,086	25,211
Short-term investments		262	383
Trade and other receivables		24,601	26,255
Inventories and supplies		4,162	3,568
Current portion of contract assets		2,148	1,571
Current portion of derivative financial assets		12	—
Current portion of debt instruments at amortized cost		200	—
Current portion of prepayments		15,217	14,696
Current portion of other financial assets		194	206
Current portion of other non-financial assets		315	668
		73,197	72,558
Assets classified as held-for-sale		8,448	8,771
Total Current Assets		81,645	81,329
TOTAL ASSETS		616,659	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	15,052	18,799
Other comprehensive loss	(35,688)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	104,774	108,727
Noncontrolling interests	5,203	5,234
TOTAL EQUITY	109,977	113,961

Page 18 of NUMPAGES 46

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2023 and December 31, 2022 (in million pesos)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	214,619	217,288
Lease liabilities – net of current portion	28,285	31,958
Deferred income tax liabilities – net	172	204
Derivative financial liabilities – net of current portion	222	190
Customers’ deposits	2,325	2,313
Pension and other employee benefits	2,081	1,745
Deferred credits and other noncurrent liabilities	9,423	9,501
Total Noncurrent Liabilities	257,127	263,199
Current Liabilities
Accounts payable	91,283	105,187
Accrued expenses and other current liabilities	94,552	93,545
Current portion of interest-bearing financial liabilities	30,850	32,292
Current portion of lease liabilities	12,462	10,477
Dividends payable	14,558	1,821
Current portion of derivative financial liabilities	610	960
Income tax payable	1,670	982
	245,985	245,264
Liabilities associated with assets classified as held-for-sale	3,570	1,738
Total Current Liabilities	249,555	247,002
TOTAL LIABILITIES	506,682	510,201
TOTAL EQUITY AND LIABILITIES	616,659	624,162

Page 19 of NUMPAGES 46

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	2023	2022(1)
(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	49,726	47,651
Non-service revenues	2,636	2,174
	52,362	49,825
EXPENSES
Selling, general and administrative expenses	20,251	23,359
Depreciation and amortization	11,679	12,543
Cost of sales and services	4,047	3,119
Asset impairment	1,102	1,076
Interconnection costs	2,619	1,596
	39,698	41,693
	12,664	8,132

OTHER INCOME (EXPENSES) – NET	(442)	3,795
INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	12,222	11,927

PROVISION FOR INCOME TAX	3,148	2,753
NET INCOME FROM CONTINUING OPERATIONS	9,074	9,174
NET LOSS FROM DISCONTINUED OPERATIONS	(25)	(20
NET INCOME	9,049	9,154
ATTRIBUTABLE TO:
Equity holders of PLDT	9,015	9,079
Noncontrolling interests	34	75
	9,049	9,154
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	41.66	41.95
Diluted	41.66	41.95
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	41.77	42.04

Page 20 of NUMPAGES 46

Diluted	41.77	42.04

)

(1) Certain amounts for the three months ended March 31, 2022 were adjusted to reflect the loss of control of PLDT Global One Aviation Company, Inc. effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.

Page 21 of NUMPAGES 46

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

May 4, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities and Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code (“SRC”) and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain disclosable events/information.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 4, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election or Appointment of Director or Officer) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 4, 2023:

1.
The Board elected Atty. Marilyn A. Victorio-Aquino as a director of the Company to hold office effective May 8, 2023, and for the unexpired term of her predecessor in office, the late Ambassador Albert F. del Rosario. Atty. Victorio-Aquino is a Senior Vice President of the Company and has been serving as Chief Legal Counsel, Head of Legal and Regulatory Affairs, and Corporate Secretary of the Company since December 1, 2018, July 1, 2021, and January 25, 2022, respectively. She joined First Pacific Company Limited (“First Pacific”) in 2012 as Assistant Director. She holds various positions in Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including her role as a director of Philex Mining Corporation, PXP Energy Corporation, and Lepanto Consolidated Mining Company, which are PSE-listed companies.

Atty. Victorio-Aquino graduated cum laude (class salutatorian) from the University of the Philippines with a Bachelor of Laws Degree in 1980, placed second in the Philippine Bar Examinations and was admitted to the Philippine Bar in 1981. She obtained her Bachelor of Arts degree from the University of Santo Tomas.

2.
The Board approved the appointment of Mr. Danny Y. Yu as Chief Financial Officer and Chief Risk Management Officer, effective on May 4, 2023. Mr. Yu is a Senior Vice President of the Company, and prior to his appointment, served as PLDT Group Controller since November 17, 2022.

3.
The Board approved the promotion Mr. Luis S. Reńon from First Vice President/Internal Audit to Senior Vice President/Internal Audit Head, effective on May 4, 2023.

4.
The Board declared a cash dividend in the total amount of PhP12,240,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2023, payable on June 15, 2023, to the holder of record as of May 19, 2023.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2022, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized caused this Report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

May 4, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: May 4, 2023